Exhibit 21

AMGEN INC.

The following is a list of subsidiaries of the Company as of December 31, 2017, omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

SUBSIDIARY	STATE OF OTHER JURISDICTION OF
(Name under which subsidiary does business)	INCORPORATION OR ORGANIZATION

Amgen (Europe) GmbH	Switzerland
Amgen Fremont Inc.	Delaware
Amgen Global Finance B.V.	Netherlands
Amgen Holding No. 1	Bermuda
Amgen Manufacturing, Limited	Bermuda
Amgen Rockville, Inc.	Delaware
Amgen SF, LLC	Delaware
Amgen Technology (Ireland)	Ireland
Amgen Technology, Limited	Bermuda
Amgen USA Inc.	Delaware
Amgen Worldwide Holdings B.V.	Netherlands
ATL Holdings Limited	Bermuda
ATL Holdings II Limited	Bermuda
BioVex, Inc.	Delaware
Immunex Corporation	Washington
Immunex Rhode Island Corporation	Delaware
Onyx Pharmaceuticals, Inc.	Delaware
Onyx Therapeutics, Inc.	Delaware